SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 16, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
National Register of Legal Persons (CNPJ/MF) 76.535.764/0001-43
Board of Trade (NIRE) 53 3 0000622 9
A Publicly-held Company

MATERIAL FACT

Minutes of the Meeting of the Board of Directors
held on June 15, 2004.

Date and time: June 15, 2004, at 2:30 p.m.

Place: In the City and State of Rio de Janeiro, Av. Presidente Wilson, 231/28th floor (part).

Notice of Meeting: Letter dated June 4, signed by the chairman, Mr. Eduardo Seabra Fagundes.

Attendance: The following effective members of the Board of Directors of Brasil Telecom S.A. (“ BT ”) were present at the meeting: Eduardo Seabra Fagundes, Maria Amália Delfim de Melo Coutrim, Francisco Ribeiro de Magalhães Filho, Ricardo Wiering Barros, Eduardo Cintra Santos, Daniela Maluf Pfeiffer and the alternate member Mrs. Beatriz Marques de Barros. The following members of the Fiscal Council (Conselho Fiscal), invited in accordance with art. 163, paragraph 3, of Law 6.404/76 were present: Luiz Otávio Nunes West, Gilberto Braga, Estácio Gozanga de Sá and Jorge Michel Lepeltier, and the alternate member Flávio Stamm. Raimundo Barretto Bastos, Officer of Financial Operations (Diretor Adjunto de Operações Financeiras), Carlos Geraldo Campos Magalhães, Human Resources Executive Officer (Diretor de RH) and Sami Arap Sobrinho Legal Officer (Diretor Judídico) were also invited to the meeting.

Chairman and Secretary: Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Alex Kalinski Bayer.

Resolutions: With respect to the matters on the Agenda, the directors present at the meeting unanimously approved the fourth issuance by the Company, being this issuance the third public issuance, nominative book debentures, non-convertible into shares, in a single series (“Debentures”) in a total amount of R$500,000,000.00 (five hundred million reais), which may be increased by up to 20% (“Issuance”), in accordance with art. 14 of CVM Instruction 400/03, with personal security, in the form of a guaranty (fiança) to be granted by Brasil Telecom Participações S.A. (“Guarantor”), subject to the following conditions and characteristics:

1. CHARACTERISTICS OF THE 4TH ISSUANCE

1.1. Number of the Issuance

This Issuance constitutes the 4th issuance of debentures by the Company, being this issuance the 3rd public issuance of Debentures.

1.2. Series

The Debenture Issuance will be made in a single series.

1.3. Amount of the Issuance

The amount of this Issuance is R$500,000,000.00 (five hundred million reais), which may be increased by up to 20% (twenty percent), as provided for in art. 14 of CVM Instruction no. 400/03.

1.4. Placement, Procedure and Trading of the Debentures

1.4.1. The Debentures will be subject to a public distribution intermediated by financial institutions forming part of the system of distribution of securities for trading, adopting the procedures of (i) the National Debenture System (Sistema Nacional de Debêntures – SND) administered by the National Association of Open Market Institutions (Associação Nacional das Instituições do Mercado Aberto – ANDIMA) and carried out by the Securities Custody and Settlement Chamber (Central de Custódia e Liquidação Financeira de Títulos – CETIP) and (ii) the BOVESPA FIX Trading System of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA), hereafter referred to as “BOVESPA FIX”, with custody in the Brazilian Custody and Settlement Company (Companhia Brasileira de Liquidação e Custódia – CBLC), hereafter referred to as the "CBLC". The Issuance shall have a firm guarantee of subscription up to the amount of R$500,000,000.00, as provided for under the coordination agreement to be entered by the Issuer with the Issuance Coordinators, there being no anticipated reserves, minimum or maximum lots of Debentures, giving priority, regardless of chronological order, to proposals of those investors who wish to subscribe for Debentures and who submit the best offers in the book building process, and to a wide dispersion of the Debentures in the market so that the Debentures will have greater liquidity in the secondary market.

1.4.2. On the primary market, the Debentures will be traded on the organized over-the-counter market, through the Debt Instrument Distribution System (Sistema de Distribuição de Títulos – “SDT”), administered by ANDIMA and carried out by CETIP. On the secondary market, the debenture holders may elect to trade part or all of the Debentures they hold through SND, in accordance with item 1.4.1 (i), or on BOVESPA FIX, in accordance with item 1.4.1 (ii).

1.5. Issuance Limit

This Issuance complies with the limit established in the introductory paragraph to article 60 of Law 6.404/76, subject to the amount of the Company’s capital which, on April 19, 2004, totaled R$3,401,244,561.80 (three billion, four hundred and one million, two hundred and forty-four thousand, five hundred and sixty-one reais and eighty cents).

1.6. Debenture Certificates

The Company will not issue certificates representing the Debentures. For all legal purposes and effects, ownership of the Debentures will be evidenced by a statement issued by the financial institution responsible for registering the Debentures. In addition, the “Asset Position Report” (Relatório de Posição de Ativos) issued by SND, accompanied by a statement, in the name of the debenture holder and issued by the financial institution responsible for the custody of the debentures, when deposited in the SND and/or the “Position of Securities” (Posição de Títulos) Report issued through the CBLC Settlement and Custody System, where the Debentures are traded on BOVESPA FIX, will be accepted as proof of ownership.

2. THE CHARACTERISTICS OF THE DEBENTURES

2.1. Issuance Date

For all legal purposes and effects, the issuance date of the Debentures will be July 5, 2004 (“Issuance Date”).

2.2. Quantity of Securities

There will be 50,000 (fifty thousand) Debentures issued, which may be increased by up to 20% (twenty percent).

2.3. Unit Face Value

The Debentures will have a unit face value, on the Issuance Date, of R$10,000.00 (ten thousand reais).

2.4. Security in the form of Guaranty (Fiança)

2.4.1. Brasil Telecom Participações S.A., a non-operational holding company which controls the Company, will grant personal security for the Debentures under this Issuance, in the form of a guaranty (fiança).

2.5. Term and Date of Maturity

The Debentures will have a term of five (5) years from the Issuance Date and will therefore mature on July 5, 2009, at which time the Company will pay the Debentures then outstanding.

2.6. Form and Convertibility

The Debentures shall be nominative book debentures, not convertible into shares of the Company.

2.7. Type

The Debentures shall be unsecured debentures.

2.8. Price, Subscription Period and Payment

2.8.1. The Debentures shall be subscribed, in lawful Brazilian currency, at their Unit Face Value together with Earnings as defined below, calculated pro rata temporis over the period from the Issuance Date to the date of subscription and paying-in of the Debentures. The Debentures shall be paid in full and in cash upon subscription.

2.9. Earnings on the Debentures (“Earnings”)

2.9.1. The Earnings on the Debentures shall be defined in the bookbuilding process, subject to a maximum rate of CDI (Certificado de Depósito Interbancário – Interbank Deposit Certificate) + 1.15% (one and fifteen one-hundredths percent) per year, subject to the following:

a) The Debentures shall earn interest equal to the accumulated variation in the average daily rates for DI – Interfinancial Deposits (Depósitos Interfinanceiros), Extra Group (“DI Rates” ou “DI Rate”), calculated and published by CETIP – Custody and Settlement Chamber, compounded at a spread of [interest rate]% per year, based on 252 business days, applied to the Unit Face Value of the Debentures from the Issuance Date and paid at the end of Capitalization Period, in accordance with the formula below.

b) Earnings on the Debentures shall be paid semiannually, starting from the Issuance Date and recurring on January 5, and July 5 of each year, with the first payment occurring on January 5, 2005 and the last on the Maturity Date.

c) The terms and conditions applicable to Earnings, as defined above, shall be in effect from the Issuance Date to the Maturity Date or until payment in full of the Company’s obligations.

d) The following are defined as:

(i)	Effective Interest Period – the period of time during which the criterion for calculation of interest applicable to the Debentures shall remain constant, which period shall end on the Maturity Date;

(ii)

Capitalization Period – the interval of time commencing on the Issuance Date, in the case of the first Capitalization Period, or on the date established for payment of the preceding Earnings, in the case of the other Capitalization Periods, and ending on the date established for payment of the Earnings corresponding to the period. Each Capitalization Periods shall follow each other without any break in continuity. Earnings corresponding to the Capitalization Periods shall be due and payable on January 5th and July 5th of each year, with the first Earnings becoming due and payable on January 5, 2005 and the last on the Maturity Date;

(iii)	Capitalization Sub-period – the period of time defined in accordance with the DI Rates determined, provided always that:
  the first Capitalization Sub-period shall begin on the Issuance Date and end upon the term defined by the DI Rate determined on that date;
  the following Capitalization Sub-periods shall be defined by determining the DI Rate on the expiry of the previous sub-period, such that the new sub-period in effect shall be the term of such rate, and the last Capitalization Sub-period shall mature on the same date as the Capitalization Period matures;
  the rates for the sub-periods are accumulated exponentially, pro rata temporis per business day for the DI Rate and per consecutive day for the spread, up to the date of effective payment of the Earnings, so as to cover the entire Capitalization Period.

e) Interest shall be calculated in accordance with the following formula:

where:

J	= the amount of interest owed at the end of each Capitalization Period, calculated to the sixth decimal place without rounding;

VNe	= Unit Face Value of each Debenture at the beginning of the Capitalization Period, stated/calculated to the sixth decimal place, without rounding;

FatorDI	= product of the DI Over rates, from the date of the commencement of capitalization, inclusive, to the date of calculation, exclusive, calculated to the 8th decimal place, rounded;

were:
NDI	= total number of DI Over rates, "nDI" being a whole number;
TDIk	= DI Over Rate, expressed to the day, calculated to the 8th decimal place, rounded;

DIk	= DI Over rate published by CETIP, used with 2 (two) decimal places;
dk	= the number of business day(s) corresponding to the term of effectiveness of the DI Over, "dk " being a whole number;

FatorSpread	= Fixed interest rate spread, calculated to the 9th decimal place, rounded;
where:
spread	= spread, in the form of a percentage per year, stated to the 4th fourth) decimal place;
N	= number of days representing the spread or, in other words, 252 days, "N" being a whole number;
n	= the number of business days between the date of the next event and the date of the previous event;
DT	= is the number of business days between the last and the next event, “DT” being a whole number;
DP	= is the number of business days between the last event and the current date, “DP” being a whole number;

2.9.1.1. The DI Rate shall be used with the identical number of decimal places published by the agency responsible for calculating it.

2.9.2. In the event that the DI Rate is extinguished, or its application to the Debentures becomes legally impossible or if it is not published for more than 10 consecutive days, such legal parameter as may be determined to replace it, if any, shall be used. In the event that no index replaces the DI Rate or if, at the sole discretion of the Trust Agent, the DI Rate ceases to represent the average of interbank deposits, the Trust Agent shall call a General Meeting of Debenture holders, within the terms of article 124 of Law no. 6.404/76 to decide, by mutual agreement with the Company, on a new parameter for the Earnings of the Debentures, which shall be proposed by the Company. The new parameter for Earnings, established between the debenture holders and the Company, shall also be used for Earnings for the period between the date of publication of the last DI Rate to the next following maturity date of Earnings or the principal amount of the Debentures. In the event the debenture holders and the Company do not come to an agreement, the whole of the Debentures shall be redeemed within no more than 60 consecutive days from the date on which the General Meeting of Debenture holders was held, for the unamortized Unit Face Value of the Debentures, together with Earnings owed to the redemption date, calculated pro rata temporis from the date of the last payment of Earnings.

2.9.3. For the purposes of calculating Earnings to be paid to the Debenture holders in the event provided for in the item above, it is hereby agreed that, from the date on which the General Meeting of Debenture holders provided for therein is called, the Debentures shall pay Earnings equal to the percentage earnings rate to which the Debenture holders were entitled in the 30-day period prior to the call of the said meeting, calculated pro rata temporis to the day of payment of the redemption amount.

Notes:

1) The factor resulting from the expression [1+(TDIk)] is taken to the 16th (sixteenth) decimal place, without rounding;

2) In calculating the product of the daily factors[1+(TDIk)], for each daily factor that is accumulated, the result is taken to 16 (sixteen) decimal places, and the next daily factor is applied, and so on to the last daily factor considered in the calculation;

3) The daily factors being thus accumulated, the resulting “DI Factor” is taken to the 8th (eighth) decimal place, rounded.

2.10. Scheduled Amortization

There will be no scheduled amortization for the Debentures.

2.11. Repricing

There will be no repricing for the Debentures under this Issuance.

2.12. Early Redemption at the Discretion of the Company

2.12.1. The Company reserves the right, at any time from the 24th (twenty-fourth) month after the Issuance Date (“Redemption Start Date”) to put into effect early redemption of all or part of the outstanding Debentures, against payment of the Unit Face Value together with Earnings applicable to the redemption date, calculated pro rata temporis from the Issuance Date or the date of the last payment of Earnings, to the date of effective payment of the redemption, in addition to a reimbursement premium. For the purposes of this item, the reimbursement premium applicable in the event of early redemption of the Debentures shall be equal to 0.75% (seventy-five one-hundredths of a percent) of the redemption amount, in proportion to the number of consecutive days between the date of effective redemption and the Maturity Date, calculated in accordance with the following formula:

P = d/D * 0.75%

Where:
P = Premium to be paid, expressed as a percentage of the redemption amount
d = the number of consecutive days to run between the date of effective redemption and the Maturity Date of the Debentures
D = the number of days that have run between July 5, 2006 (corresponding to the period of 24 months from the Issuance Date) and the Maturity Date of the Debentures.

2.12.2. The Company shall give notice to the Debenture holders concerning early redemption of the Debentures, in the manner provided for in the issuance indenture, at least 20 (twenty) consecutive days prior to the effective redemption of the Debentures.

2.12.3. In the event of early redemption of a part of the outstanding Debentures, the redemption shall occur by drawing of lots, in the presence of the Trust Agent, within the terms of the first paragraph of art. 55 of Law 6.404/76 and other applicable rules, provided that in the event of partial redemption, a minimum of 20% (twenty percent) of the Debentures originally subscribed and placed shall remain outstanding, otherwise the redemption must be total.

2.13. Acquisition at the Discretion of the Company

The Company may, at any time, acquire on the market outstanding Debentures at a price not greater than their Unit Face Value, together with Earnings applicable to the date of acquisition, calculated pro rata temporis from the Issuance Date or the date of the last payment of interest, subject to the provisions of paragraph 2 of art. 55 of Law Nº 6.404/76. The Debentures so acquired may be cancelled, held in treasury by the Company or placed again on the market.

2.14. Mandatory Acquisition by the Company

2.14.1. The Company must acquire the whole of the outstanding Debentures from debenture holders who, individually, express interest in selling all or part of the Debentures they hold, at a price not greater than their Unit Face Value, together with Earnings applicable to the date of acquisition, calculated pro rata temporis from the Issuance Date or the date of the last payment of interest, subject to the provisions of paragraph 2 of art. 55 of Law no. 6.404/76, within 60 days from receipt of a written communication from the debentureholders, in the following events:

a)	alienation or loss, for any reason, of direct or indirect control of the Company by the Guarantor; and

b)

alienation or loss, for any reason, of direct corporate control of the Guarantor by its current direct controlling shareholder, Solpart Participações S.A., or of a majority of the voting capital of Solpart Participações S.A.

2.14.2. In any of the events contemplated in items 2.14.1(a) and (b), the Company and/or the Guarantor shall communicate to the Trust Agent (immediately after receiving written communication) concerning the occurrence of the events contemplated in the aforesaid items.

2.15. Place of Payment

Payment of amounts to which the Debenture holders are entitled shall be made: (a) by using the procedures adopted by SND and implemented by CETIP, for Debentures registered for trading on SND; or (b) by using the procedures adopted by the CBLC, for Debentures registered on BOVESPA FIX; or (c) through the Agent Bank.

2.16. Financial Covenants

The Company must to respect the following limits and financial ratios, to be verified on a quarterly basis:

a)

On the date of the last quarterly balance sheet, the ratio between the sum of consolidated EBITDA for the last 4 quarters of the Company and the sum of the Consolidated Financial Expenses for the same period may not be less than 2.25;

b)	On the date of the last quarterly balance sheet, the ratio between the Consolidated Debt and the sum of consolidated EBITDA for the last 4 quarters of the Company may not be greater than 3.25;

c)	On the date of the last quarterly balance sheet, the ratio between the Consolidated Debt and the sum of the Consolidated Debt and Net Equity may not be greater than 0.60.

Definitions:

“EBITDA” is the sum of (i) earnings before taxes, duties, contributions and profit sharing, (ii) depreciation and amortization occurring in the period, (iii) financial expenses net of financial revenues, and (iv) non-operational earnings.

“Consolidated Debt” is the sum of consolidated onerous debt of the Company to natural and/or legal persons, including loans and financings from third parties, issuance of fixed-income debt instruments, convertible or not, on local and/or international capital markets. Guaranties (fiança and aval), pledges and other security granted by the Company, as well as the sale or assignment of future receivables will be considered as a form of debt, since its has been booked as an obligation at the Consolidated Financial Statements.

“Consolidated Financial Expenses” is the sum of the costs of issuing debt, interest paid to natural or legal persons (including financial institutions and suppliers), securities, financial expenses that do not affect cash, commissions, discounts and other rates for bank loans or letters of credit, expenses and revenues from transactions for protection against exchange rate variations (hedge), expenses in connection with guaranties (fiança and aval), pledges and security granted for other obligations, excluding interest on shareholders’ equity (juros sobre capital próprio) and any other form of remuneration paid to shareholders, accounted for as a financial expense

2.17. Early Maturity

In the event that the Company breaches the obligations listed below, the Trust Agent may declare in advance that all the obligations set out in the indenture for the debenture issuance have become due and demand immediate payment by the Company of the Face Value of outstanding Debentures, together with Earnings pro rata temporis (and in the case of sub-item (b) below, late-payment charges, to the date of effective payment), in the following events:

a)	request of preventive protection from creditors (pedido de concordata preventiva), liquidation or bankruptcy of the Company;

b)

non-payment by the Company of the Unit Face Value, together with Earnings and any other amounts due to the debenture holders on the dates provided for in the indenture for the debenture issuance, which is not paid for within a period of three (3) consecutive days from the Maturity Date in question;

c)

legal decision determining legal execution of securities (títulos) against the Company, which represent an unpaid amount of more than R$10,000,000.00 (ten million reais), which amount shall be adjusted, from the Debenture Issuance Date, in accordance with the variation in the General Price Index – Market (Índice Geral de Preços– Mercado “IGPM”), unless the Company has a legal action or recourse against such legal decision, before the court that determined it or before a higher court;

d)

non-payment or anticipated maturity of any financial obligation of the Company whose principal amount is greater than R$25,000,000.00 (twenty-five million reais), unless paid for by the Company within a period of 10 (ten) consecutive days from the date of notification to the Company of the occurrence of the event of non-payment and/or anticipated maturity;

e)	failure to comply with any item in item 2.16 (financial covenants);

f)	loss by the Company of the concession to provide fixed switched telephone services; and

g)	breach by the Company of any material obligation provided for in the indenture for the debenture issuance, which is not paid for within 30 days from the date of notice sent by the Trust Agent.

Still with respect to the matters on the agenda, the directors resolved: to delegate powers to the Senior Management of the Company to (i) take all such action as may be necessary to carry out the Issuance, including, among others, the hiring of financial institutions authorized to provide structuring and intermediation services related to the Issuance, of an agent bank, a bank to keep the Debenture registers, of a trust agent, legal advisors, entities of the organized over-the-counter market, stock exchanges and such other institutions that may be necessary to implement the Issuance; and (ii) perform all such other acts and take actions that may be necessary for the formalization, implementation and administration of the resolutions adopted at this meeting, including, among others, the execution or amendments to the indenture for the issuance of debentures, agreements and other instruments related to the transaction.

The proposals presented at this meeting were signed by the Chairman and by the Secretary of the meeting and filed at the headquarters of the Company.

This is a faithful copy of the minutes written in the book of minutes of the meetings of the board of directors.

Rio de Janeiro, June 15, 2004.

Eduardo Seabra Fagundes	Alex Kalinski Bayer
Chairman of the Meeting	Secretary of the Meeting

"The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer